Exhibit 12
ASHFORD HOSPITALITY TRUST, INC.
FIXED CHARGE RATIO
(dollars in thousands)

	Six Months
	Ended June 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings
Income (loss) from continuing operations before provision for income taxes and redeemable noncontrolling interests	$41,768	$(71,458)	$(186,885)	$98,689	$4,853	$30,314
Amount recorded for (income) loss in unconsolidated joint venture	(25,824)	20,265	(2,486)	2,205	—	—
Add:
Distributions from equity investment in joint venture	—	492	873	1,800	—	—
Interest on indebtedness	67,682	143,264	139,390	153,116	148,121	46,419
Amortization of debt expense and premium	2,390	5,837	7,700	6,747	7,781	2,038
Interest component of operating leases	186	525	598	622	524	272

	$86,202	$98,925	$(40,810)	$263,179	$161,279	$79,043

Fixed charges
Interest on indebtedness	$67,682	$143,264	$139,390	$153,116	$148,121	$46,419
Amortization of debt expense and premium	2,390	5,837	7,700	6,747	7,781	2,038
Interest component of operating leases	186	525	598	622	524	272
Dividends to Class B unit holders	1,472	2,943	2,827	2,788	2,883	1,362

	71,730	152,569	150,515	163,273	159,309	50,091

Preferred stock dividends
Preferred Series A	1,590	3,180	3,180	4,855	4,916	4,916
Preferred Series B-1	1,364	4,143	4,171	5,735	6,256	5,958
Preferred Series C	—	—	—	—	5,166	—
Preferred Series D	9,471	13,871	11,971	16,052	7,652	—
Preferred Series E	1,528	—	—	—	—	—

	13,953	21,194	19,322	26,642	23,990	10,874

Combined fixed charges and preferred stock dividends	$85,683	$173,763	$169,837	$189,915	$183,299	$60,965

Ratio of earnings to fixed charges	1.20	0.65	(0.27)	1.61	1.01	1.58

Ratio of earnings to combined fixed charges and preferred stock dividends	1.01	0.57	(0.24)	1.39	0.88	1.30

Deficit (Combined fixed charges and preferred stock dividends)	$—	$74,838	$210,647	$—	$22,020	$—

Deficit (Fixed charges)	$—	$53,644	$191,325		$—